EXHIBIT 8.1

LIST OF SUBSIDIARIES

Titan Trading Corp., a wholly owned corporation formed under the laws of the province of British Columbia, Canada.

Titan also has a wholly owned subsidiary, Titan Trading GP Inc., a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 1, a Limited Partnership formed on February 14, 2005 under the laws of Alberta and for Titan Trading Limited Partnership 2, a Limited Partnership formed on January 18, 2006 under the laws of Alberta.